June 16, 2010

Mr. H. Roger Schwall
Assistant Director
United States Security and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010

Re:           Southern Copper Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed February 26, 2010
       Response letter dated May 20, 2010
       File No. 1-14066

Dear Mr. Schwall:

On behalf of Southern Copper Corporation (“Southern Copper” or the “Company”), I, Oscar Gonzalez R., the Company’s President and Chief Executive Officer, submit our response to your letter dated June 2, 2010, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009, filed February 26, 2010

Engineering Comments

Risk Factors page 23

1.
We note your response number 1.  Please tell us the matrixes your company uses, if any, to monitor safety performance.  Additionally, please tell us about any accidents reported to the Mexican or Peruvian authorities in 2009 and the financial impact to your company.  Tell us also the potential penalties or actions in each jurisdiction for violations of the safety or occupational health laws or regulations.

With reference to the foregoing request and further to our letter of May 20, 2010, we inform the following:

a)	Matrixes used to monitor our safety performance:

Mexican operations:

We monitor our safety performance using a matrix developed in our safety program, “Integral Administrative System of Health and Safety at Work”.  This program allows us to evaluate the safety activities through performance indices for each of our operating units.  Monthly and yearly reports are prepared and reviewed by our management.  These reports include total accidents, and incidence, frequency and severity indices.

Peruvian operations:

We monitor safety performance continuously and incorporate the results in weekly, monthly and annual reporting.  These reports, which include severity, frequency and accident indices, are reviewed at area meetings on a weekly basis and by senior operating management at regularly scheduled monthly meetings.  The safety department develops programs and activities to improve safety, industrial hygiene and occupational health.

b)	Accidents reported to the Mexican and Peruvian authorities in 2009 and financial impact on Southern Copper

Mexican operations

Only accidents that result in personal injury cases are required to be reported to the Mexican Department of Labor and Social Prevention and the Mexican Institute of Social Security.

Based on the severity of the accidents and taking into account the nature of the accident, including whether or not it results in disabilities, days lost or fatalities, the Mexican Institute of Social Security establishes an annual risk index to determine Company payments.  In 2009, based on such applicable risk index for our Mexican operations, we made payments to the Mexican Institute of Social Security in amounts that did not have a material impact on Southern Copper.

2

Peruvian operations:

Our Peruvian operations report accidents to the Peruvian authorities in various categories, including incidents, alerts addressing potential accidents, minor accidents, accidents resulting in disability and fatal accidents.

In 2009, the aggregate amount of costs and expenses incurred by Southern Copper in connection with reportable accidents was immaterial.

c)	Potential penalties and sanctions

Mexican operations:

Penalties and fines are governed by Chapter II of the Federal Law of Metrology and Normalization (“Ley Federal sobre Metrologia y Normalizacion”).  Violations are subject to penalties ranging from 20 and 14,000 minimal wages (the minimal wage in Mexico in 2009 was approximately $4.06), temporary or permanent shutdowns, partial or total shutdowns or suspension or revocation of permits or licenses.  During 2009, our Mexican operations were not subject to any penalties or sanctions.  Please see more details in annex c.1.

Peruvian Operations:

Penalties and fines are governed by the Safety and Mining Hygiene regulations as promulgated by the Ministry of Energy and Mines.  Violations of these regulations are subject to penalties based on a scale of Peruvian tax units and generally range from 1 to 600 tax units (In 2009 1 tax unit equaled approximately $1,200) and, in extreme cases, could reach 1,000 tax units ($1.2 million).  During 2009, our Peruvian operations were not subject to any penalties or sanctions.  Additionally, in situations where an imminent risk of accident is perceived, a shutdown of the work area may be ordered.  We did not experience any shutdowns of work areas in 2009.

Please see more details in annex c.2.

Closing Comments

As requested in your letter, Southern Copper acknowledges the following:

Southern Copper is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

3

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Southern Copper may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Should you have any questions about the responses in this letter, kindly contact our general counsel, Armando Ortega, at 011 5255-1103-5130.

Very truly yours, /s/ Oscar Gonzalez R. ____________________________ Oscar Gonzalez R. President and CEO

4

Annex c.1 Mexican Penalties and Sanctions Compatibility

METROLOGY AND STANDARDISATION FEDERAL ACT

TITLE VI
ON INCENTIVES, PENALTIES AND LEGAL REMEDIES

CHAPTER II

On Penalties

ARTICLE 112. Failure to comply with any provisions herein and any other provisions derived hereof shall be subject to administrative penalties imposed by the federal agencies in accordance with and based on audit records and accredited laboratory reports submitted to the federal agency in charge of enforcing the standard under this Act.  Without prejudice of the penalties established by other legislation, the following penalties shall be imposed:

I.    A fine;
Clause amended by DOF 20-05-1997
II.  Temporary or definitive closure, either partial or total;

III. Thirty-six-hour detention;
Clause amended by DOF 20-05-1997
IV.   Suspension or revocation of authorisations, approvals, or registrations, as applicable; and
Clause amended by DOF 20-05-1997

V. Suspension or cancellation of any document where the results of the evaluation of the conformity have been recorded, as well as password and trademark use permits.
As added by DOF 20-05-1997
ARTICLE 112-A. The following actions or omissions shall be penalised with a fine:

I. From twenty to three thousand times the minimal wage in the following cases:

a) Failure to submit to the federal agencies any reports required on the matters established herein;

b) Failure to produce any document proving compliance with official Mexican standards required; or

c) Failure to comply with an official Mexican standard related to commercial information which does not mislead consumers;

II. From five hundred to eight thousand minimal wages:

a) Substantially modify a product, process, method, installation, service or activity subject to assessment of conformity, without notifying thereof to the competent federal agency or the accredited person and approved that has assessed it;

b) Failure to perform the conditioning, reprocessing, fixing, substitution or modification referred to in articles 57 and 109, found by the competent federal agency.

c) Use of any document containing assessment results, password, emblem, trademark authorisation use or proving compliance herewith and any provisions derived hereunder, for any purpose other than that for which it was issued.

d) Infringement of any provisions contained in any official Mexican standard;

e) Any infringement hereof not provided in this article;

III. From three thousand to fourteen thousand times the minimal wage in the following cases:

a) Incurring in any action or omission misleading consumers or any misleading practice;

b) Showing passwords, trademarks, emblems, insignias, stickers, or any other symbol without the relevant authorisation.

c) Making use of any immobilised products or services;

IV. From five thousand to twenty thousand minimum wages for incurring in any actions or omissions involving severe hazard to human, animal or vegetal health, life or safety, or any other purposes under article 40; for the purposes of this article, the term “minimum wage” shall mean the minimum general daily wage effective in the Federal District at the time of the infringement.
Article added by DOF 20-05-1997
ARTICLE 113. Any recurrence shall double the fine imposed to the infringer, but under no circumstance such amount shall exceed the double of the maximum amount established in the preceding article.

For any purposes hereunder and any purposes related to any provisions derived hereof, the term “recurrence” shall mean any of the subsequent infringements to the same provision within two years of the date of the document that determined the preceding infringement, provided the same has not been disproved.

ARTICLE 114. Penalties shall be imposed based on the reports prepared, the results of audits or inspections, on data shown in products, labels, containers, or packages of the omission of whatever is required to be exhibited therein, based on the documents issued by the persons referred to in article 84 hereof or based on any other element or circumstance reasonably inferred hereunder or from any provisions derived hereunder. In any case any decision on penalties shall be reasonably founded and motivated taking into account the criteria established in the following article.

ARTICLE 115. Penalties shall be determined taking into account:

I. Whether or not it was a wilful action or omission;

II.  The severity of the infringement in terms of the trade of goods or the provision of services, as well as of the damage inflicted to consumers; and

III. The infringer’s economic conditions.

ARTICLE 116. Should a selfsame document record a number of infringements, the fines shall be determined separately and a resolution shall be issued for the sum of them all.

In addition, where two or more infringers are addressed in the selfsame record, each of them shall be imposed the applicable penalty.  If the infringer has not taken part in the proceeding, it shall be notified of it for a 10-working-day term, whereupon the appropriate penalty shall be imposed if the infringement is not disproved.

Should the cause of an infringement be the use of several measuring instruments, the fine shall be computed as related to each of them, and if several provisions have been infringed, they shall also be determined separately.

ARTICLE 117. Any penalties hereunder and under any provisions derived hereunder shall be imposed without prejudice of any penalties applicable to the offences  incurred by the infringers.

ARTICLE 118. The Secretariat and any competent federal agencies shall, either motu proprio or at the request of the National Standardisation Commission or of any interested third-party after assuring the right to defence in accordance with the provisions in the Federal Administrative Proceedings Act, may suspend either totally or partially the registration, authorisation or approval, as appropriate, by the national standardisation entities, accrediting entities or accredited persons, in the following cases:
Paragraph amended by DOF 20-05-1997

I. Failure to provide to the Secretariat or any competent federal agencies in a timely and complete manner any reports required with regard to its business and operation;

II.  Preventing or hindering auditing and monitoring functions;
Clause amended by DOF 20-05-1997

III. Decrease of any resources or capacity required to carry out their functions, or no longer complies with the conditions whereunder such permit or approval had been granted;
Clause amended by DOF 20-05-1997
IV. Suspending the accreditation granted for an accrediting entity; or
As added by DOF 20-05-1997
V. Recurrence on misusing any official password, trademark or emblem.
As added by DOF 20-05-1997
(Second paragraph abrogated)
Paragraph abrogated by DOF 20-05-1997

With regard to the national standardisation entities, the registration shall be suspended when the infringements referred to in clauses I and II of this article are incurred or any of requirements or duties referred to in articles 65 and 66 hereinabove.
Paragraph amended by DOF 20-05-1997
For calibration laboratories, in addition to the provisions in clauses I-V of this article, a suspension shall be imposed for any proven decrease of the accuracy level based on which an authorisation was granted or any failure to comply with the provisions governing the operation of the National Calibration System.

The suspension shall be for as long as the relevant requirements or duties are not complied with, and such suspension may apply only to the defaulting area whenever possible.

ARTICLE 119. The Department of Economy and any competent federal agencies shall, either motu proprio or at the request of the National Standardisation Commission or of any interested third-party, after assuring the right to defence as provided by the Federal Law on Administrative Proceedings, may suspend either totally or partially a registration, authorisation or approval, as appropriate, granted to any accrediting entity or to any accredited person, in the following cases:

I. Issuance of any accreditations, certificates, decisions, records or any other document containing false information in connection with the activities for which such entity or person was authorised, accredited or approved.

II. Repeated or unreasonable refusal to provide any service requested by users;

III. Recurrence of any infringements referred to in clauses I and II of article 118 or continuance for more than three consecutive months of the decrease in resources or capacity to issue certificates referred to in clause III of article 118; or

IV.  Expressly forgoing any authorisation, accreditation or approval granted. For accredited persons, the cancellation of the accreditation by an accrediting entity.

Such revocation shall involve the submission to the competent authority of all documentation related to the activities for which such entities were authorised and approved and the prohibition of presenting themselves as such, as well as of using any information or emblem related to such activities.
Article amended by DOF 20-05-1997

ARTICLE 120. The Department of Economy shall, either motu proprio, or at the request of any competent federal agency, the National Standardisation Commission or any interested third-party, after assuring the right to defence as provided by the Federal Law on Administrative Proceedings, may cancel the operation permit granted to national standardisation entities in the following cases:

I. Recurrence of the infringements referred to in article 118;

II.  Mexican standards are issued either without prior consensus or with the evident purpose of favouring the interests of a given sector; or

III. Continuance for more than three consecutive months of the decrease in resources or capacity to issue standards referred to in article 118.III.
Article amended by DOF 20-05-1997

ARTICLE 120-A. When as a result of an audit the commission of an infringement is determined, and the audited entity holds a document issued by an accredited and approved person, such accredited person shall be penalised with a fine equivalent to that imposed to the audited entity for the infringement committed, provided negligence, wilful misconduct or bad faith is involved in such an issuance, without prejudice of any other related penalties.

Annex c.2 Peruvian penalties and sanctions

REGULATIONS ON MINING SAFETY AND HYGIENE
D.S. Nº 046-2001-EM.- (25.07.01)

TITLE I
MANAGEMENT OF THE MINING SUB-SECTOR
CHAPTER II
POWERS AND DUTIES

SUB-CHAPTER I. MINING AUTHORITY

Article 7.
The competent authority on Mining Safety and Hygiene policies is the General Direction of Mining, Ministry of Energy and Mining, whose powers include:
a)	Establishing Mining Safety and Hygiene policies for mining operations and enact related regulations.
b)	Auditing mining activities in operation units and influence areas, by officers of the General Direction of Mining or by auditors.
c)	Ordering auditors and/or General Direction of Mining officers to investigate fatal accidents and emergency cases.
d)	Establishing the frequency of inspections to mining operation centres by auditors and/or officers at the mining operation employer’s expense, based on frequency and severity indices, among other.
e)	Encouraging the implementation of a preventive management system intended to improve the working conditions of mining operations applying technical and scientific enhancements.
f)
Qualifying and certifying either directly or through authorised entities, personnel carrying out high-risk tasks involving Mining Safety and Hygiene issues, for improved performance of their functions according to the mining safety and hygiene requirements they should have so they can in a correctly and timely manner in critical operations and situations.

Article 8.
Fines and penalties established are imposed without prejudice of any liability or indictment, as appropriate.

Article 9.
Should investigations, surveys or reports accredit that any disaster, accident or damage to property or to third parties has been the result of non-compliance with one or more laws, regulations or Direction resolutions, a fine shall be imposed according to the Schedule of Fines approved by the Ministry of Energy and Mines.

Article 10.
Officers and authorised auditors may order the temporary or definitive shutdown of a working area posing imminent risk of accidents. The General Direction of Mining may modify or revoke any mining operation shutdowns ordered by any third parties.

Article 11.
Any employers of mining operations infringing any provisions herein or in any Direction resolutions and any other amendments or supplementary provisions, or submit untimely notices or false, incomplete or inaccurate date, shall be penalised with fines from one (1) to six hundred (600) UITs (Taxing Units) by the General Direction of Mining, Ministry of Energy and Mining according to the severity of the infraction and based on the assessment of the reports prepared by auditors and/or officers of such entity, the visits or inspections ordered, and the result thereof. In cases of minor severity, the first infraction may cause an admonition in writing.

Article 12.
In case of exceptional severity, infractions shall be penalised with fines up to one thousand (1,000) UITs, which shall be imposed by a Ministry Resolution.

SUB-CHAPTER II - MINING AUDITS
Article 13.
Officers of the General Direction of Mining as well as authorised auditors are entitled to inspection all works and facilities making up the mining operations and the employer of the mining operation shall facilitate their work as required.

Article 14.
Any corrective actions and inspections findings shall be recorded in a special book called Mining Safety and Hygiene Logbook kept by the employer of the mining operation, whose pages must be numbered, and shall be exclusively dedicated to this purpose.

Any findings and measures recorded in the Mining Safety and Hygiene Logbook shall be implemented within the terms indicated therein, and the General Direction of Mining shall be notified of their compliance.

Article 15.
Inspections are intended to verify compliance, on the part of the employer of the mining operation, with:
a) These Regulations
b) Policies, standards, procedures, practices and internal regulations enacted.
c) The Annual Mining Safety and Hygiene Programme prepared.
d) Findings and prescriptions contained in the Mining Safety and Hygiene Logbook.
e) Any other preventive regulations.

Article 16.
The auditor as a natural or legal person and the officers of the General Direction of Mining shall be allowed to:
a)	Enter freely at any time the mining operation, as required by the Law and its regulations.
b)	Take any samples and measurements deemed necessary, examine books and records, and request information related to mining safety and hygiene of the workers of the mining operation.

Article 17.
At the employer’s request and expense, the General Direction of Mining may carry out unscheduled inspections in order to grant special permits for mining tasks and operation conditions that are different from those established in existing permits.

Article 18.
The General Direction of Mining may also admit any complaint submitted in accordance with Article 35.a) herein below.

Article 19.
Any costs incurred by Mining Safety and Hygiene inspections shall be at the mining operation employer’s expense.

SUB-CHAPTER III                                           EXTERNAL AUDITORS
Article 20.
The duties of external auditors shall include:
a)	Verify systematically and objectively compliance with:
1.	Any provisions herein and in International Regulations.
2.	The existence of equipment, instruments and their operation, the progress of Annual Mining Safety and Hygiene Programmes in place in each production unit.
3.	Findings and recommendations contained in the Mining Safety and Hygiene Logbook.
4.	The establishment and operation of the Mining Safety and Hygiene Committee.

5.	Compliance with the provisions issued by the mining authority.
b)
Training their personnel on Mining Safety and Hygiene management techniques, loss control management, accident analysis and statistics, and modern safety audit techniques, according to systems currently in force.

c)	Personal visit to the place of a fatal accident as soon as practicable in order to investigate the occurrence thereof as required by the law.
d)	Carry out official inspections as scheduled by the mining authority.
e)	Recording any findings and recommendations resulting from the audit in the Mining Safety and Hygiene Logbook which shall be integral part of the relevant audit report.
f)	Support with pictures and/or film, if necessary, each audit report to show the conditions observed.
g)	Submitting the audit reports within fifteen (15) calendar days of the actual inspection.
h)	Ordering the temporary or definitive shutdown of the workplace if the inspection determines an imminent risk of accident (*)
(*) This paragraph has been clarified by Article 39.b) of D.S. No. 049-2001-EM dated 6 June 2001.

TITLE II
MINING COMPANIES’ MANAGEMENT
CHAPTER II
RIGHTS AND DUTIES

SUB-CHAPTER I - ON THE EMPLOYER
Article 21.
The employer of the mining operation has the right to qualify and select the mining safety and hygiene manager, supervisors who meet a competent and professional profile, multifunctional and highly aware of risk prevention, to ensure the achievement of its mission, policy and profitability.

Article 22.
In case of a mine shutdown due to hazard of flood, gas pollution or acid water, the employer of the endangered mining operation may ask the Mining Authority to be authorised to shutdown such works and the Mining Authority shall decide as deemed convenient.

Article 23.
Any person not directly involved to mining works or facilities shall remain off the site, unless express permit to enter by employer holder of the mining operation. Professors and students of any Peruvian university in educational visits or internship shall be allowed to enter.

Article 24.
The general duties of the employer of the mining operation include:
a)	Bearing all costs related to Mining Safety and Hygiene.
b)	Preparing the Annual Mining Safety and Hygiene Programme, the Training Programme, and Work Accident Statistics.
c)	Maintaining the schedule for the next year and the report of activities completed the previous year in the mining unit and submitting the same to the appropriate authority when so required.
d)
Allowing officers of the Ministry of Energy and Mining and/or persons authorised by the General Direction of Mining to enter freely, provided such entrance is strictly related to their mission, and providing them with all information required for full accomplishment thereof.

e)
Reporting to the General Direction of Mining within 24 hours of the occurrence of a fatal accident or an emergency situation and submit a detailed investigation report within ten (10) calendar days of such event.

f)	Informing workers clearly of all risks related to their work, health hazards, and applicable prevention and protection measures.
g)	Providing workers, at no cost, with personal protection equipment according to the nature of the task assigned.
h)	Providing workers injured or diseased in the workplace with first aid and an adequate means to get them out of the workplace, and with access to appropriate medical services.
i)	Providing workers with services to satisfy their housing needs in accordance with Art.206(a)(1) of the Law.

j)	Providing workers with appropriate tools so they can perform their work safely.
k)	Implementing a system that will allow knowing accurately and at all times the names of all persons in a work shift, as well as the likely location thereof.
l)
Controlling timely any risks caused by substandard conditions or actions reported by the personnel, the supervisors, the Mining Safety and Hygiene Committee, the officers of the Ministry of Energy and Mining, and the auditors.

m)	Carrying out internal and external inspections, carry out their respective plans in order to mitigate or eliminate them.
n)	Establishing and ensuring compliance with occupational, annual and retirement medical examinations for all personnel working in the mining operation. Appendix No. 7 C:
o)
Keep up-to-date all records of work accidents, occupational illnesses, property damage, production loss from disruptions, damages to the workplace environment, among other, including all related costs.

p)	Meeting all deadlines established in the findings and recommendations recorded in the Safety Logbook by auditors and/or officers of the General Direction of Mining that resulted from any audits.

Article 25.
Mining operations may not start, resume or stop their activities without prior notice to the mining authority accompanied by:
a)	Duly approved environmental impact assessment or study, mining plan and closure plan.
b)	Documentation accrediting that the applicant is authorised to use privately owned land to start exploitation.
c)	Permit granted by the Ministry of Transport, Communications, Housing and Construction if there are plans to start mining near human settlements, highways and/or expressways.
d)	Favourable opinion of the relevant province municipality if there are plans to start mining in an urban area or urban extended area.
e)	Should the mining affect any farming land, get both a favourable opinion from the Ministry of Agriculture and the authorisation of the owner.

Article 26.
Neither shall anybody enter nor order or allow to enter somebody temporarily or definitively shutdown sites or tasks, until a proper exam has been made with appropriate instruments and means and proven as a result that there are no gases flammable or harmful to health, insufficient oxygen in the atmosphere, or a dangerous accumulation of waters that threaten people’s safety.

Article 27.
The amount of work shall be allocated into shifts arranged so as to minimally disturb the normal cycle of daily life, taking primarily into account the personnel’s health and safety, their performance and normal production.

Article 28.
Workdays shall comply with all legal provisions enacted by the Ministry of Labour.

Article 29.
Carrying out studies on: geology, geomechanical, hydrogeology, slope stability, explosive and blasting techniques, transport, dumps, support, venting, and filling, and preparing internal occupational regulations for each process of the activities performed in the mining operation, emphasising the tasks posing the highest risk, such as rock falls and landslides.

Article 30.
The mining plan shall consider any potential risks in each of the following operating processes: drilling, blasting, hauling, transport, milling, conveyors, road maintenance, among other (*).

(*) In accordance with the Errata published in the Official Gazette El Peruano on 05.08.01.

Article 31.
Recruit, assess, select and train personnel working in the mine.

Article 32.
Assigned workers must be granted a work permit to carry out tasks in confined spaces, hot work, trench digging, and the use of equipment or other containing radioactive material.

SUB-CHAPTER II - ON SUPERVISORS
Article 33. Supervisors' duties shall include:
a)	Making sure that all workers comply herewith and with Internal Regulations, leading and teaching with the example.
b)	Taking every reasonable precaution to protect workers, identifying hazards, and assessing and minimising risks.
c)	Making sure that all workers shall abide by the standards, written procedures and safe work practices and wear appropriate personal protection equipment.
d)	Informing workers of workplace hazards.
e)	Looking into situations considered dangerous by any worker or member of the Safety Committee.
f)	Making sure that all workers shall operate machines with protection guards in place.
g)	Verifying that specialised companies comply with the employer’s health and safety policies.
h)	Immediately acting on any hazard reported in the workplace.
i)	Being responsible for their own safety and that of all employees working in the areas under their command.
j)	Providing injured or endangered worker(s) with first aid and evacuation.
k)	Making sure that all interlock procedures are performed on unsafe equipment.
l)	Training personnel on the appropriate use of safe work standards, procedures and practices.

Any supervisor that fails to comply with the above paragraphs, the recommendations of the Mining Safety and Hygiene Committee, of inspectors/auditors and/or officers shall be punished by his or her direct superior or the Manager of the relevant department. (*) In accordance with the Errata published in the Official Gazette El Peruano on 05.08.01.

Article 34.
Supervisors of outgoing shifts shall provide those of the incoming shift with written reports on any hazard that requires attention in the works under the related supervision. In addition, they shall ensure compliance with any provisions established herein applicable to allocated tasks.

SUB-CHAPTER III - ON WORKERS
Articles 35.
Workers are entitled to:
a)
Request the Mining Safety and Hygiene Committee to carry out inspections and research when safety conditions so require. Also, compliance with any provisions herein. This request must be signed by all workers’ representatives to the Mining Safety and Hygiene Committee. If such request is repeatedly neglected, workers may file a complaint with the Mining Authority.

b)	Know existing hazards in the workplace that may affect their health or safety, and be informed thereof.
c)	Get safety- and health-related information held by the Mining Safety and Hygiene Committee or the Mining Authority.
d)	Leave any mining operation area when there is a severe risk for their health or safety, and must notify their superiors accordingly.
e)	Elect collectively their representatives to the Mining Safety and Hygiene Committee.

Article 36.
Any worker affected by a work accident shall be entitled to be provided with the following:
a)	First aid, provided by the employer.
b)	General and specialised medical and surgical attention.
c)	Hospitalisation and medication.
d)	Rehabilitation, receiving, whenever necessary, any prostheses or orthopaedic supplies or the renewal thereof as a result of natural tear and wear, and may not substitute the same for money.
e)	Occupational re-education.

Article 37.
Regardless of the time a worker has suffered an accident as herein provided, such worker shall have right to full workday payment.

The employer is not responsible for any deterioration of injuries or functional disabilities that resulted from an accident if the worker fails to immediately notify thereof.

Article 38.
Workers’ representatives to the Mining Safety and Hygiene Committee shall be entitled to:
a)	Take part in all mining safety inspections carried out by the employer and/or the mining authority in the workplace.
b)	Hold consultation meetings with the employer on a timely manner on matters related to safety and health, including policies and procedures related thereto.
c)	Get information from the Mining Safety and Hygiene Committee on accidents and incidents.
d)	Comply with all other functions as a member of the Safety Committee.

Article 39.
All workers have, in general, the duty of making every action intended to prevent or preclude any accident and immediately report such events to their immediate superior or to the employer’s representative. Their main duties include:
a)	Complying with safe work standards, procedures and practices established within the safety and health management system.
b)	Being responsible for their own personal safety and that of their co-workers.
c)	Refraining from handling or operating machines, valves, piping and electric wiring if they are not qualified and duly authorised therefor.
d)	Immediately reporting any incident or accident.
e)	Taking part on the research of incidents and accidents.
f)	Correctly using machines, equipment, tools and hauling units.
g)	Refraining from entering the workplace under the influence of alcohol or drugs, or from bringing such products therein.
h)	Strictly complying with all safety instructions and internal regulations established.
i)	Take active part in all scheduled training programmes.

Article 40.
Any provisions herein shall apply to the so-called internship and pre-internship staff, as well as to all permanently or temporarily hired workers for mining operations, regardless of their labour regime.

Article 41.
Injured or ill workers shall follow all medical prescriptions in order for them to fully recover their health.

Article 42.
All workers shall make adequate use of all safety guards, devices and supplies, and any other means as provided hereunder, for their own and others’ protection. They shall also observe all safety instructions related to the tasks performed by them.

Article 43.
All workers shall refrain from tampering, changing, moving, removing, damaging or destroying safety devices or other appliances provided for their own and others' protection, and shall not infringe the methods and procedures adopted to minimise accident risks inherent to their tasks.

Article 44.
Any worker who spoils, tampers or damages, whether by action or omission, any personal protection system, apparatus or equipment or any machine or equipment used in any mining site, plant or facilities, or who infringes any safety rules shall be sternly admonished or severely punished in accordance with currently effective legislation on labour matters.

SUB-CHAPTER IV - OUTSOURCING
Article 45.
Companies outsourced to carry out specialised works or tasks for the employer of the mining operation must be registered with the General Direction of Mining; for that purpose, the relevant Registry shall be created.

Outsourcing Companies who provide specialised services to the employer of the mining operation shall be responsible for their workers’ health and safety. They shall also comply with all provisions here under.